UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c)

and (d) and Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SafeStitch Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

78645Y102

(CUSIP Number)

September 3, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78645Y102

1.	Names of Reporting Persons StepStone Pioneer Capital Buyout Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 84,406
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 84,406
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,406
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 78645Y102

1.	Names of Reporting Persons StepStone Pioneer Capital II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 150,054
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 150,054
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 150,054
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.1%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 78645Y102

1.	Names of Reporting Persons StepStone-SYN Investments, L.L.L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,362,356
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,362,356
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,362,356
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 9.9%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 78645Y102

1.	Names of Reporting Persons StepStone PC GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,596,816
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,596,816
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,596,816
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.0%
12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 78645Y102

1.	Names of Reporting Persons StepStone Group LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,596,816
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,596,816
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,596,816
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.0%
12.	Type of Reporting Person (See Instructions) PN; IA

CUSIP No. 78645Y102

1.	Names of Reporting Persons StepStone Group Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 17,596,816
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 17,596,816
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,596,816
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 10.0%
12.	Type of Reporting Person (See Instructions) PN

Item 1.

	(a)	Name of Issuer: SafeStitch Medical, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 4400 Biscayne Blvd., Suite A-100, Miami, Florida 33137

Item 2.

(a)

Name of Persons Filing:

StepStone Pioneer Capital Buyout Fund II, L.P. (“StepStone Buyout Fund”)

StepStone Pioneer Capital II, L.P. (“StepStone Capital II”)

StepStone-SYN Investments, L.L.L.P. (“StepStone SYN”, and together with StepStone Buyout Fund and StepStone Capital II, the “StepStone Funds”)

StepStone PC GP, LLC (“StepStone PC”)

StepStone Group LP (“StepStone LP”)

StepStone Group Holdings LLC (“StepStone Holdings” and, together with the StepStone Funds, StepStone PC and StepStone LP, the “StepStone Entities”)

	(b)	Address of Principal Business Office or, if none, Residence: For each of the StepStone Entities: 505 Fifth Ave., 17th Floor New York, New York 10017

	(c)	Citizenship: StepStone Buyout Fund = Delaware StepStone Capital II = Delaware StepStone SYN = Delaware StepStone PC = Delaware StepStone LP = Delaware StepStone Holdings = Delaware

	(d)	Title of Class of Securities: Common Stock, par value $0.001 per share

	(e)	CUSIP Number: 78645Y102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a)

Amount beneficially owned:

This Amendment No. 1 replaces the original Schedule 13G filed by the reporting persons on September 6, 2013.

StepStone Buyout Fund has the shared power to vote, direct the voting of, dispose of and direct the disposition of 84,406 Common Shares, representing approximately 0.0% of the outstanding Common Shares.

StepStone Capital II has the shared power to vote, direct the voting of, dispose of and direct the disposition of 150,054 Common Shares, representing approximately 0.1% of the outstanding Common Shares.

StepStone SYN has the shared power to vote, direct the voting of, dispose of and direct the disposition of 17,362,356 Common Shares (consisting of 11,750,801 Common Shares and 561,155.5 shares of Series B Preferred Stock convertible into an aggregate of 5,611,555 Common Shares), representing approximately 9.9% of the outstanding Common Shares.

StepStone PC (as general partner of each of the StepStone Funds), StepStone LP (as sole member of StepStone PC and investment advisor to each of the StepStone Funds) and StepStone Holdings (as general partner of StepStone LP) may be deemed to beneficially own the common stock, par value $0.001 per share (the “Common Shares”) of SafeStitch Medical, Inc. (“SafeStitch”) held by each StepStone Fund.

StepStone PC, StepStone LP and StepStone Holdings each have the shared power to vote, direct the voting of, dispose of and direct the disposition of 17,596,816 Common Shares, representing approximately 10.0% of the outstanding Common Shares.

(b)

Percent of class:

10.0% (based on 169,667,791 Common Shares outstanding, as reported in SafeStitch’s Schedule 14F-1 filed on August 19, 2013, plus 5,611,555 Common Shares issuable upon conversion of Series B Preferred Stock)

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote 0

		(ii)	Shared power to vote or to direct the vote 17,596,816 (See Item 4(a))

		(iii)	Sole power to dispose or to direct the disposition of 0

		(iv)	Shared power to dispose or to direct the disposition of 17,596,816 (See Item 4(a))

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Item 4(a).

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 11, 2013

STEPSTONE PIONEER CAPITAL BUYOUT FUND II, L.P.
By:	STEPSTONE PC GP, LLC, its general partner,
By:	STEPSTONE GROUP LP, its sole member,
By:	STEPSTONE GROUP HOLDINGS LLC, its general partner,

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CAPITAL II, L.P.
By:	STEPSTONE PC GP, LLC, its general partner,
By:	STEPSTONE GROUP LP, its sole member,
By:	STEPSTONE GROUP HOLDINGS LLC, its general partner,

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE-SYN INVESTMENTS, L.L.L.P.
By:	STEPSTONE PC GP, LLC, its general partner,
By:	STEPSTONE GROUP LP, its sole member,
By:	STEPSTONE GROUP HOLDINGS LLC, its general partner,

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE PC GP, LLC
By:	STEPSTONE GROUP LP, its sole member,
By:	STEPSTONE GROUP HOLDINGS LLC, its general partner,

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP LP
By:	STEPSTONE GROUP HOLDINGS LLC, its general partner,

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP HOLDINGS LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

JOINT FILING AGREEMENT

The undersigned and each other person executing this joint filing agreement (this “Agreement”) agree as follows:

(i) The undersigned and each other person executing this Agreement are individually eligible to use the Schedule 13G to which this Exhibit is attached and such Schedule 13G is filed on behalf of the undersigned and each other person executing this Agreement; and

(ii) The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information statement concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

Dated: September 11, 2013

STEPSTONE PIONEER CAPITAL BUYOUT FUND II, L.P.
By:	STEPSTONE PC GP, LLC, its general partner,
By:	STEPSTONE GROUP LP, its sole member,
By:	STEPSTONE GROUP HOLDINGS LLC, its general partner,

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE CAPITAL II, L.P.
By:	STEPSTONE PC GP, LLC, its general partner,
By:	STEPSTONE GROUP LP, its sole member,
By:	STEPSTONE GROUP HOLDINGS LLC, its general partner,

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE-SYN INVESTMENTS, L.L.L.P.
By:	STEPSTONE PC GP, LLC, its general partner,
By:	STEPSTONE GROUP LP, its sole member,
By:	STEPSTONE GROUP HOLDINGS LLC, its general partner,

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE PC GP, LLC
By:	STEPSTONE GROUP LP, its sole member,
By:	STEPSTONE GROUP HOLDINGS LLC, its general partner,

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP LP
By:	STEPSTONE GROUP HOLDINGS LLC, its general partner,

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel

STEPSTONE GROUP HOLDINGS LLC

By:	/s/ Jason Ment
Name:	Jason Ment
Title:	Partner and General Counsel